

August 5, 2013

Via E-mail
Ms. Donna Steward
Chief Financial Officer
Broadleaf Capital Partners, Inc.
3887 Pacific Street
Las Vegas, NV 89121

> **Re:** **Broadleaf Capital Partners, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 814-00175**

Dear Ms. Steward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Annual Report on Internal Control over Financial Reporting, page 30

1.   We note that you have not disclosed the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please tell us how you considered Item 308(a)(2) of Regulation S-K which requires such disclosure.

Note 2.Summary of Significant Accounting Policies

Principles of Consolidation, page 20

2.   We note your disclosure of the operating results of your subsidiary Pipeline Nutrition, Inc. on page 10 of your Form 10-K, and it appears from your disclosure on page 8 of your Form 10-Q for March 31, 2013 that you own 51% of this entity. Please tell us how your

financial statements reflect the noncontrolling interest in this subsidiary. Refer to ASC 810.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: J. Michael King, President